SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED JUNE 30, 2006, OR

\ \ FOR TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ____________ TO
     ---------------


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Procter & Gamble International Stock Ownership Plan, P&G AG, 1 Rue du Pre De La Bichette, P.O. Box 2696, 1211 Geneva 2, Switzerland.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.


REQUIRED INFORMATION

Item 1. Audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence). (See Page 2)

Item 2. Audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence). (See Page 3)

       PROCTER & GAMBLE
       INTERNATIONAL STOCK
       OWNERSHIP PLAN


       Financial Statements as of June 30, 2006 and
       2005, and for the Years Ended June 30, 2006,
       2005, and 2004, and Report of Independent
       Registered Public Accounting Firm

PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                           Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                      1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of
     June 30, 2006 and 2005                                                  2

   Statements of Changes in Net Assets Available for Benefits
     for the Years Ended June 30, 2006, 2005 and 2004                        3

   Notes to Financial Statements                                            4-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Procter & Gamble Company
Cincinnati, Ohio

We have audited the accompanying statements of net assets available for plan benefits of the Procter & Gamble International Stock Ownership Plan (the "Plan") as of June 30, 2006 and 2005, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended June 30, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of June 30, 2006 and 2005, and the changes in net assets available for plan benefits for each of the three years in the period ended June 30, 2006, in conformity with accounting principles generally accepted in the United States of America.



/S/ DELOITTE & TOUCHE LLP

September 27, 2006


PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF JUNE 30, 2006 AND 2005
----------------------------------------------------------------------------------------------------


                                                                        2006                2005
ASSETS:
  Investments, at fair value:
    Cash                                                           $      28,669       $       4,674
    The Procter & Gamble Company common stock-
      9,327,123 shares (cost $392,713,585) at June 30, 2006;
      8,861,469 shares (cost $350,007,079) at June 30, 2005          518,588,088         467,442,515
    The J.M. Smucker Company common stock-
      37,534 shares (cost $910,713) at June 30, 2006;
      43,733 shares (cost $1,067,674) at June 30, 2005                 1,677,763           2,052,820
                                                                   -------------       -------------
           Total investments                                         520,294,520         469,500,009
                                                                   -------------       -------------

  Receivables:
    Participant contributions                                          4,780,314           4,765,218
    Employer contributions                                             1,781,546           1,547,762
                                                                   -------------       -------------

           Total receivables                                           6,561,860           6,312,980
                                                                   -------------       -------------

Total Assets                                                         526,856,380         475,812,989

LIABILITY?
  Benefits payable                                                     1,619,795
                                                                   -------------       -------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                             $ 525,236,585       $ 475,812,989
                                                                   =============       =============

See notes to financial statements.

PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEARS ENDED JUNE 30, 2006, 2005, AND 2004
------------------------------------------------------------------------------------------------------------------------


                                                                             2006              2005             2004
ADDITIONS:
  Contributions:
    Participant contributions                                           $  51,254,843     $  43,113,740    $  41,511,924
    Employer contributions                                                 19,862,937        20,342,480       15,372,231
                                                                        -------------     -------------    -------------
            Total contributions                                            71,117,780        63,456,220       56,884,155
                                                                        -------------     -------------    -------------
  Investment income (loss):
    Increase (decrease) in unrealized appreciation of investments           8,220,971       (24,233,056)      67,065,765
    Decrease (increase) in unrealized depreciation of investments                                              4,390,781
    Realized gain from The Procter & Gamble Company common stock sold      11,590,780         9,715,351        7,247,881
    Realized gain from The J.M. Smucker Company common stock sold             116,031           152,693           54,329
    Dividends from The Procter & Gamble Company common stock                8,566,848         7,425,640        6,465,954
    Dividends from The J.M. Smucker Company common stock                       36,228            40,327           43,612
                                                                        -------------     -------------    -------------

           Net investment income (loss)                                    28,530,858        (6,899,045)      85,268,322
                                                                        -------------     -------------    -------------

          Total additions                                                  99,648,638        56,557,175      142,152,477

DEDUCTION-Benefits paid to participants                                    50,225,042        51,834,477       49,547,044
                                                                        -------------     -------------    -------------

NET INCREASE                                                               49,423,596         4,722,698       92,605,433

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of year                                                       475,812,989       471,090,291      378,484,858
                                                                        -------------     -------------    -------------

  End of year                                                           $ 525,236,585     $ 475,812,989    $ 471,090,291
                                                                        =============     =============    =============

See notes to financial statements.

PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED JUNE 30, 2006, 2005, AND 2004
--------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

      The following description of the Procter & Gamble International Stock Ownership Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document and their country's Plan Supplement for more complete information.

      GENERAL--The Plan is a defined contribution plan established in June of 1992 covering substantially all full-time international employees of The Procter & Gamble Company (the "Company") and certain of its subsidiaries who are not residents of the United States of America. Generally, employees must have completed one year of service to participate; however, participation varies by subsidiary or country and eligibility can begin immediately after employment and at various milestones up to one year. The Board of Directors of the Company control and manage the operation and administration of the Plan. The Dexia Banque Internationale a Luxembourg serves as the trustee of the Plan. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), nor is it subject to U.S. income taxation (Note 6).

      CONTRIBUTIONS--Each year, participants may contribute up to 15% of their base compensation, as defined in the Plan. The Company contributes 50% of the first 5% of the base compensation that a participant contributes to the Plan. However, participants in their initial year of eligibility receive a 100% Company contribution, up to 1% of the base compensation that the participant contributes to the Plan. Participants may also contribute a "Special Additional Deposit" as a lump sum payment once per month.

      Non cash employer contributions consisting of Company common stock recorded at fair value were $1,466,527, $1,622,675 and $1,465,454 for the years ended June 30, 2006, 2005 and 2004, respectively.

      PARTICIPANT ACCOUNTS--Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, allocations of Company discretionary contributions, if any, and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      INVESTMENTS--Participants are only permitted to invest in Company common stock. All employee and Company contributions are converted into U.S. dollars and then invested in shares of Company common stock on the 18th day of each month (or the first business day immediately following the 18th). Sales of Company common stock occur once per week and are subsequently converted into the applicable local currencies, where required, for payment to employees. Any dividends on shares of Company common stock are invested in additional shares of Company common stock.

      In May of 2002, the Jif peanut butter and Crisco shortening brands were spun-off to the Company's shareholders and subsequently merged into the J.M. Smucker Company ("Smucker"). As a result of the spin-off, participants holding Company common stock received one share of Smucker stock for each fifty shares of Company common stock. The cost basis of Company common stock prior to the Smucker spin-off was allocated between Company common stock held and the Smucker common stock received. Participants are not permitted to purchase additional shares of Smucker stock within the Plan.

      VESTING--Participants are fully vested in all shares of Company common stock credited to their accounts under the Plan, except for Switzerland and Saudi Arabia, which are credited in accordance with their respective Plan Supplement.

      PAYMENT OF BENEFITS--Participants may withdraw any portion of their contributions made in excess of 5% of their base compensation at any time during the year, with only two withdrawals permitted per year. Contributions made up to 5% of base compensation and Company matches are available to be withdrawn without penalty five years after the end of the plan year in which the contributions are made. If a participant withdraws these funds prior to the completion of five years, the Company will suspend matching of employee contributions for one year.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING--The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

      USE OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

      The Plan invests in common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

      INVESTMENT VALUATION AND INCOME RECOGNITION--The Plan's investments in common stock are stated at fair value. Quoted market prices are used to value these investments.

      Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

      CASH--Amounts shown as cash are uninvested funds held by the Trustee that are to be invested in Company common stock in the following month.

      ADMINISTRATIVE EXPENSES--Administrative expenses (i.e. investment management and record keeping expenses) of the Plan are paid by the Plan Sponsor as provided in the Plan Document. Brokerage commissions are paid by the participant, and other costs related to the purchase or sale of shares are reflected in the price of the shares and borne by the participant.

      PAYMENT OF BENEFITS--Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the plan but have not yet been paid were approximately $1,619,795 at June 30, 2006.

      RECLASSIFICATION--The amounts reported as net (depreciation) appreciation in fair value of investments in the previously issued 2005 and 2004 statements of changes in net assets available for benefits have been separated and reported within the accompanying statements of changes in net assets available for benefits as an increase (decrease) in unrealized appreciation of investments and realized gain from common stock sold for both the Company and Smucker common stock to conform to the 2006 presentation. The prior year investment information in Note 3 has been expanded to conform to the 2006 presentation.

3.    INVESTMENTS

      The investments held by the Plan as of June 30, 2006 and 2005 and for the years ended June 30, 2006, 2005 and 2004 were as follows:

                                                            2006            2005             2004

      Number of shares                                     9,364,657       8,905,202        8,563,033

      Cost                                             $ 393,624,298   $ 351,074,753    $ 328,436,653
      Market value                                       520,265,851     469,495,335      471,090,291
                                                       -------------   -------------    -------------

      Unrealized appreciation (depreciation)           $ 126,641,553   $ 118,420,582    $ 142,653,638
                                                       =============   =============    =============

      Decrease in unrealized depreciation                                               $   4,390,781
      Increase (decrease) in unrealized appreciation   $   8,220,971   $ (24,233,056)   $  67,065,765


      The realized gain on sales of Company common stock for the years ended June 30, 2006, 2005, and 2004 was determined as follows:

                                       2006          2005          2004

      Proceeds on sales of shares   $ 48,332,254  $ 44,985,007  $ 49,050,647
      Cost                            36,741,474    35,269,656    41,802,766
                                    ------------  ------------  ------------

      Realized gain                 $ 11,590,780   $ 9,715,351   $ 7,247,881
                                    ============   ===========   ===========

      The realized gain on sales of Smucker common stock for the years ended June 30, 2006, 2005, and 2004 was determined as follows:

                                               2006       2005       2004

      Proceeds on sales of shares   $    272,992   $   334,318   $   474,621
      Cost                               156,961       181,625       420,292
                                    ------------   -----------   -----------
      Realized gain                 $    116,031   $   152,693   $    54,329
                                    ============   ===========   ===========

4.    RELATED-PARTY TRANSACTIONS

      At June 30, 2006 and 2005, the Plan held 9,327,123 and 8,861,469 shares, respectively, of common stock of The Procter & Gamble Company, the sponsoring employer, with a cost basis of $392,713,585 and $350,007,079, respectively. During the years ended June 30, 2006, 2005, and 2004, the Company contributed $19,862,937, $20,342,480, and $15,372,231, respectively, to the Plan on behalf of participating employees.

      During the years ended June 30, 2006, 2005, and 2004, the Plan recorded dividend income from Company common stock of $8,566,848, $7,425,640, and $6,465,954, respectively.

      During the years ended June 30, 2006, 2005, and 2004, the Plan's investment in Company common stock, including gains and losses on investments bought and sold as well as held during the year, appreciated (depreciated) in value by $20,029,847, $(14,742,823), and $78,385,449, respectively.

5.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the Plan agreement.

6.    FEDERAL INCOME TAX STATUS

      The Plan is not qualified under Section 401(a) of the Internal Revenue Code, and is exempt from the provisions of Title I of ERISA pursuant to
      Section 4(b)(4) thereof. The Company believes that the Trustee should be viewed as a direct custodian, and that, for U.S. tax purposes, the participating employees should be treated as the owners of the shares of Company common stock held for their account under the Plan.

      Plan management believes that the participating employees should be treated as the beneficial owners of the shares of Company common stock held for their account under the Plan for U.S. tax purposes and that, subject to certain procedural conditions, the information provided by the employees may be relied upon in determining the applicable U.S. tax withholding rate on dividends paid by the Company with respect to these shares.

7.    SUBSEQUENT EVENTS

      On January 27, 2005 and in connection with the Company's acquisition of The Gillette Company, the Company entered into an Agreement and Plan of Merger (the Merger Agreement) with The Gillette Company Global Employee Stock Ownership Plan (the "GESOP"). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, the GESOP will merge with and into the Plan.

      Consummation of the merger was subject to customary conditions, including
      (i) approval of the holders of Gillette Company common stock, (ii) approval of the holders of Company common stock, (iii) absence of any law or order prohibiting the closing, (iv) expiration or termination of the applicable Hart-Scott-Rodino waiting period and certain other regulatory approvals, (v) subject to certain exceptions, the accuracy of representations and warranties, (vi) the absence of any material adverse effect with respect to each party's business and (vii) the delivery of customary opinions from counsel to the Plan and counsel to the Company that the merger would qualify as a tax-free reorganization for federal income tax purposes.

      The Company stated as of the close of the merger, GESOP participants' shares of the Gillette Company common stock will be converted into Company common stock using the same ratio (0.975 share of Company common stock for each share of the Gillette Company common stock) that will apply to all other shareholders.

      All customary conditions have been met and GSEOP participants began merging into the Plan effective July 1, 2006. The merger will occur in phases by country and be completed in 2008.




      Effective April 1, 2007, the Plan will change its recordkeeper from Buck Consultants, LLC to the Company. The transition will occur in phases with an estimated completion date of June 30, 2008.


                                   * * * * * *

THE PLAN. Pursuant to the requirements of the Securities Act of 1933, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Luxembourg, Luxembourg, on September 28, 2006.


PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN

By:  BANQUE INTERNATIONALE A LUXEMBOURG, TRUSTEE


     By:  /S/ PHILIPPE MEYERS
          -----------------------------
          Philippe Meyers
          Fonde de Pouvoir Principal
          Trustee


     By:  /S/ PHILIPPE GILTAIRE
          -----------------------------
          Philippe Giltaire
          Fonde de Pouvoir
          Trustee